                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                USG CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of Class of Securities)


                                    90329405
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                                 (CUSIP Number)


                              JORG SCHANOW, LL.M.
                                GENERAL COUNSEL
                            KNAUF INTERNATIONAL GMBH
                                  AM BAHNHOF 7
                                 97346 IPHOFEN
                          FEDERAL REPUBLIC OF GERMANY
                               (49) 9329-31-1091
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                OCTOBER 19, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 90329405                13D                          PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Knauf International GmbH
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
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                7   SOLE VOTING POWER
  NUMBER OF
                    4,300,878
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,300,878
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,300,878
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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
ITEM 1.      SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the Common Stock, par value $.0.10 per share (the "Common Stock"), of USG Corporation, a Delaware corporation (the "Issuer"). The principal business address of the Issuer is 125 South Franklin Street, Chicago, Illinois 60606-4678.

ITEM 2.      IDENTITY AND BACKGROUND.

         The person filing this Statement is Knauf International GmbH, a corporation organized under the laws of the Federal Republic of Germany (the "Reporting Person"). The Reporting Person is owned and controlled by members of the Knauf family and by Gebr. Knauf Verwaltungsgesellschaft, a limited partnership organized under the laws of the Federal Republic of Germany ("Gebr. Knauf"). Gebr. Knauf is owned and controlled by members of the Knauf family. The principal business address of the Reporting Person, Gebr. Knauf and each of the members of the Knauf family is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. The principal business of the Reporting Person and Gebr. Knauf is acting as holding companies.

         The names of the managing directors ("Geschaftsfuhrer") of the Reporting Person and the general partners of Gebr. Knauf are Nikolaus Knauf and Baldwin Knauf. The principal occupation or employment of each of the foregoing individuals is as a managing director of various corporations and other entities owned and controlled by the members of the Knauf family. The principal business address of each of the foregoing individuals is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. Each of the foregoing individuals is a German citizen.

         During the last five years, none of the Reporting Person, Gebr. Knauf or any of their respective managing directors or general partners identified in this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Person, Gebr. Knauf or any of their respective managing directors or general partners identified in this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.






                               (Page 3 of 6 Pages)


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ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person used funds included in its working capital to acquire the Common Stock to which this Statement relates. The aggregate purchase price, excluding brokerage commissions, of the Common Stock to which this Statement relates was $67,283,865.

ITEM 4.      PURPOSE OF TRANSACTION.

         The Reporting Person has acquired the Common Stock to which this Statement relates for investment purposes. The Reporting Person will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer's shares. Based upon such evaluation, the Reporting Person may take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may seek to acquire additional shares of Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Person, including through hedging transactions with third parties. Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.


         (a)-(b) The Reporting Person beneficially owns 4,300,878 shares of Common Stock, representing 9.9% of the outstanding shares of Common Stock. The percentage beneficial ownership of the Reporting Person has been determined based on 43,443,213 shares of Common Stock outstanding. This number of shares represents the 44,443,213 shares of Common Stock outstanding as of June 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for its fiscal quarter ended as of June 30, 2000, reduced by the 1,000,000 shares of Common Stock the Issuer has announced it repurchased between July 1, 2000 and September 30, 2000. The Reporting Person has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 4,300,878 shares of Common Stock its beneficially owns.

         (c) During the 60-day period prior to the date of this Statement, the Reporting Person acquired the number of shares of Common Stock indicated below in open market transactions through a broker:

               Date         Number of Shares          Average Price Per Share
               ----         ----------------          -----------------------

             10/16/00           201,900                       $15.58
             10/17/00           878,300                        14.90
             10/18/00           920,000                        14.89
             10/19/00           651,800                        14.90
             10/20/00           147,700                        15.44
             10/23/00           250,900                        15.15
             10/24/00           434,500                        16.34
             10/25/00           695,000                        17.72
             10/26/00           120,778                        17.78



         (d)-(e)  Not Applicable.


                               (Page 4 of 6 Pages)


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ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

             Not Applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Not Applicable.
















                               (Page 5 of 6 Pages)


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 27, 2000

                                                  KNAUF INTERNATIONAL GmbH

                                                       /s/ Nikolaus Knauf
                                                  ----------------------------
                                                       Nikolaus Knauf
                                                       Managing Director








                               (Page 6 of 6 Pages)